Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 25, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A FORM LETTER SENT TO AUSTRALIAN PARTICIPANTS IN THE ROYAL DUTCH AND SHELL TRANSPORT GLOBAL AUSTRALIAN EMPLOYEE SHARE PURCHASE PLAN BEGINNING ON MAY 25, 2005

Participant HOME ADDRESS (Need an alert that tells people that need to check the system for address or also send email	The Shell Company of Australia Limited GPO Box 872K Melbourne VIC 3001 Australia Tel + 61 3 9666 5444

23 May 2005

Dear Ms/Mr X

Shell Global Employee Share Purchase Plan

Important information about your Shares and Entitlements to Matched Shares

I am writing to you because you are a participant in the “Global Employee Share Purchase Plan” (GESPP), administered by Mourant. Under the GESPP, you have been contributing after-tax funds to acquire shares in Royal Dutch Petroleum Company (Royal Dutch or RD). The GESPP also entitles you to receive ‘Matched Shares’ in RD once you have held certain purchased shares in the plan for the required period.

The recently announced restructure of the Shell corporate group has implications for your Shares held under the GESPP and your Entitlements to Matched Shares.

This letter explains the impact of the restructure on your Shares (including Matched Shares you have already received) held under the GESPP. You will shortly receive (or may have already) a separate letter from the Shell Group in relation to the impact of the restructure on your Entitlements to RD Matched Shares, ie where your purchases have contributed to your entitlement to receive Matched Shares but you have not received them yet. The information below is a general guide only and should not be interpreted as personal tax advice. You may wish to seek independent professional advice on the tax implications of the restructure, taking into account your own personal circumstances.

Your Shareholding

You should refer to your latest Statement for details of your Shares.

Note that, depending on your circumstances, you might have RD Acquired Shares (shares in RD purchased with your contributions), RD Matched Shares (shares in RD paid for by Shell) and/or RD Dividend Reinvestment Shares (shares in RD purchased through dividend reinvestment) that are held under the GESPP.

Shell Corporate Restructure — Background

The Boards of RD and The “Shell” Transport and Trading Company plc (Shell Transport) have announced their intention to unify the companies under a single parent company (the Restructure).

If the Restructure is completed the new parent company will be known as Royal Dutch Shell plc (Royal Dutch Shell or RDS).

Under UK law, Shell Transport shares can be dealt with under a “Scheme of Arrangement” that allows the shares to be cancelled and new RDS shares issued to Shell Transport shareholders in exchange. However, under Dutch law the Restructure requires RDS to make a “takeover” bid for RD shares. To this end, RDS is making a “public exchange offer” to RD shareholders to swap their RD shares for RDS shares (Royal Dutch Offer).

If RD shareholders with 95% or more of the shares in RD choose to participate in the Royal Dutch Offer, RDS may initiate court proceedings under Dutch law to compulsorily acquire the remaining RD shares. This process is called ‘squeeze out’. Under Dutch law shareholders in the ‘squeeze out’ group cannot receive RDS shares in return for their RD shares but must receive cash instead. The cash amount will be determined by the Dutch court.

If RD shareholders with less than 95% of the shares in RD choose to participate in the Royal Dutch Offer, RDS has the discretion whether to proceed with the Royal Dutch Offer or not.

More information about the Restructure is contained in a number of detailed disclosure documents which can be viewed and/or downloaded from www.shell.com/unification.

Effect of the Restructure on your Shares

Summary

•	If you want to decide whether the Royal Dutch Offer for your Shares should be accepted you can withdraw your shares from the GESPP. You should seek your own professional advice regarding withdrawal of your shares from the GESPP because this action will have implications for your Entitlements to Royal Dutch Matched Shares and could have other implications for you.

•	If you don’t withdraw your Shares from the GESPP, Mourant will decide whether to accept the Royal Dutch Offer for your Shares.

•	The possible tax implications for you of the Restructure will depend on whether the Royal Dutch Offer for your Shares is accepted.

Detailed Explanation

If you withdraw your Shares from the GESPP, you will have the following choices regarding the Royal Dutch Offer that has been made your Shares. If you do not withdraw your Shares from the GESPP, Mourant will have the following choices regarding the Royal Dutch Offer that has been made for your Shares.

(a)   Accept the Royal Dutch Offer for your Shares

If the Royal Dutch Offer for your Shares is accepted (either by you or by Mourant), and the Restructure proceeds, your Shares will be exchanged for RDS shares.

The exchange of your Shares will be a capital gains tax (CGT) event which will require you to calculate whether you have made a capital gain or loss on your Shares.

In some circumstances, where a holder of shares exchanges shares in one company for shares in another company and realises a capital gain, CGT “roll-over” relief is available. If CGT roll-over relief is available, and chosen, any capital gain arising on the exchange of your Shares will be disregarded (effectively deferred until you sell the replacement RDS shares). As there is some uncertainty about whether CGT roll-over relief will be available, a ruling has been sought from the ATO. It is expected that the ruling will be issued by the end of June 2005. The outcome of the ruling will be communicated to you in a separate letter.

(b)   Do not accept the Royal Dutch Offer for your Shares

      (i)   If ‘squeeze out’ does not occur

If the Royal Dutch Offer for your Shares is not accepted and ‘squeeze-out’ does not occur, your Shares will continue to be held in the GESPP (assuming that you do not withdraw them from the GESPP), and no capital gain or loss would generally arise until you choose to sell your Shares.

If ‘squeeze out’ does not occur, RDS would have the right following the Restructure to use any other legally permitted method to obtain 100% of Royal Dutch shares. For further information on the methods please refer to the detailed disclosure documents.

      (ii)   If ‘squeeze out’ occurs

If the Royal Dutch Offer for your Shares is not accepted and ‘squeeze out’ occurs, your Shares will be transferred to RDS and you will receive cash for your Shares. You will make a capital gain or loss from the transfer of your Shares depending on whether the cash you receive is more than the cost base of your Shares.

More Information

You will receive a further letter in June once the outcome of the ATO rulings are known. This further letter will contain worked examples of the potential tax implications of your different choices. You may wish to take personal tax advice in the light of the current situation and the anticipated tight time frame for decision making (which is not in the control of Shell Australia).

Information sessions will be held in late June once the position is clearer – details will be provided with as much notice as possible.

If you have any questions regarding the information in this letter please contact Kate Coburn, telephone 03 8823 4377 (71 4377)

Please bear in mind that Kate cannot answer the questions that have been referred to the ATO until we get definitive advice from them and is not permitted by law to provide any advice that is, or could be construed to be personal financial advice.

Yours sincerely

Kairen Harris
HR General Manager Australia and New Zealand

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of RDS, STT or RD. The STT shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus because they contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars / prospectus are available free from RD and STT and through the SEC website www.sec.gov